EXHIBIT 2

FOR IMMEDIATE RELEASE

         MIAMI, FLORIDA - NOVEMBER 2, 1999 -- AVIATION SALES COMPANY (NYSE:AVS) today announced that the Board of Directors has approved the declaration of a dividend distribution of one Preferred Share Purchase Right (a "Right") on each outstanding share of its Common Stock. Each Right will entitle shareholders to buy one one-thousandth of a share of newly created Series A Junior Participating Preferred Stock of the Company at an initial exercise price of $90.00. In general, the Rights become exercisable if a person or group hereafter acquires 15% or more of the Common Stock of the Company or announces a tender offer for 15% or more of the Common Stock. The Board of Directors will in general be entitled to redeem the Rights at one cent per Right at any time before any such person hereafter acquires 15% or more of the outstanding Common Stock.

         The Rights are not being distributed in response to any specific effort to acquire the Company. The Rights are designed to assure that all shareholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all shareholders a fair price.

         If a person hereafter acquires 15% or more of the outstanding Common Stock of the Company (the "Acquiring Person"), each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of Common Stock having a market value at that time of twice the Right's exercise price. Rights held by the Acquiring Person will become void. If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company's Common Stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring Company's common shares having a market value at that time of twice the Right's exercise price.

         The dividend distribution will be payable on November 22, 1999 to shareholders of record on November 12, 1999. The Rights will expire in ten years. The Rights distribution is not taxable to shareholders.

         Aviation Sales Company is a leading independent provider of fully integrated aviation maintenance and inventory services, including aircraft heavy maintenance, component repair and overhaul, leasing, the distribution of aircraft spare parts and the manufacture of new components for major commercial airlines, original equipment manufacturers and maintenance and repair facilities.

         Except for historical information contained herein, this release contains certain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. A number of factors, including those identified below, could adversely affect the Company's ability to obtain these results: the Company's ability to acquire adequate inventory and to obtain favorable pricing for such inventory, competitive pricing for the Company's products and services, increased competition in the aircraft spare parts redistribution and MRO markets, the ability to consummate suitable acquisitions, the continuing ability to effectively integrate

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acquisitions, economic factors which affect the airline industry, and changes in government regulations. Certain of these risks are described in the Company's filings with the Securities and Exchange Commission (SEC). Copies of the Company's SEC filings are available from the SEC or may be obtained upon request from the Company. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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     CONTACT:
         Aviation Sales Company, Miami
         Dale S. Baker
         Chairman/Chief Executive Officer
         305/599-6619
                      or
         Morgen-Walke Associates, New York
         Gordon McCoun/Jennifer Angell
         212/850-5600
         Media contact:
         Eileen King/Stacey Reed
         212/850-5600